Filed by Steelcase Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: Steelcase Inc.

Commission file number: 001-13873

Steelcase Employee FAQ

1.	What was announced?

•	We announced that Steelcase has reached an agreement to be acquired by HNI Corporation, bringing together the industry’s best brands to more customers.

•	This transformative combination marks the beginning of an important new era for Steelcase, unlocking new possibilities for our customers, dealers, and employees.

•	Together, we will be positioned to redefine what’s possible in the world of work, workers and workplaces.

2.	Who is HNI?

•	HNI is a leader in workplace and residential building products in North America based in Muscatine, Iowa, with a family of trusted brands and a broad network of more than 600 dealers.

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Importantly, like Steelcase, HNI is an organization built on honesty and integrity, with a culture centered around treating their stakeholders with dignity and respect, protecting the planet and honoring their commitments.

•	They recognize that our team is our greatest strength and are committed to investing in employees and supporting their career growth in this new and dynamic organization.

3.	Why does this transaction make sense for Steelcase? Why now?

•	Over the past several years, we have reshaped our business to meet the realities of the changing workplace and business environment.

•	With this combination, we will build on the extraordinary foundation we’ve created and usher in our next chapter of growth.

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Together with HNI, we will be a diversified and resilient industry leader positioned to succeed by offering the most respected and well-recognized brands across a wide range of price points and diverse industry segments including large corporate, small and medium-sized business, healthcare, education and hospitality.

•	By combining our distinct portfolios, we will be able to reach a broader range of customers.

•	Following close, we will be positioned to accelerate and increase investments in digital transformation and customer-centric buying experiences.

•	We’re excited about the enhanced capabilities the combined teams will deliver for our customers and dealers, advancing the industry through innovation.

4.	What does this mean for me and my job? How will this affect my day-to-day responsibilities? Does this change my team structure or who I report to?

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This announcement is just the first step on this journey. The transaction is expected to be completed by the end of calendar year 2025, subject to certain customary closing conditions. Until then, HNI and Steelcase will continue to operate as independent companies.

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This means we must manage Steelcase in a business-as-usual way, and you should not expect any changes to your role, day-to-day responsibilities or team structure as a result of the pending transaction.

•	The best way for you to help is by remaining focused on executing your day-to-day responsibilities so that we can continue delivering exceptional products and service.

•	HNI recognizes that the Steelcase team is our greatest strength, and they share our commitment to investing in employees and supporting their career growth in this new and dynamic organization.

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This combination will create new career opportunities for team members as we grow our business and shape the future of the workplace together. We are committed to keeping you informed and will share additional details as appropriate as we have important updates to share.

5.	What happens to my current benefits and compensation before closing?

•	The transaction is expected to be completed by the end of calendar year 2025, subject to certain customary closing conditions.

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Until then, we remain independent companies and we will continue to operate as usual. That means there will be no changes to compensation or benefits like healthcare and retirement before closing, outside of changes in the ordinary course of business.

•	A joint team of Steelcase and HNI leaders will work together to determine the best solutions and communicate any changes in advance.

6.	What happens to my benefits and compensation after closing?

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For the first year after close, HNI has committed to maintaining current base salaries and hourly wage rates, short-term and long-term incentive compensation opportunities in the aggregate, and will provide substantially comparable employee benefits, including the same or better 401(k) match and minimum profit sharing contributions.

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If you participate in the Steelcase Employee Bonus Plan or the Management Incentive Plan, you will also receive a pro-rated cash bonus payment for March 2025 through the closing. This bonus will be paid within 30 days after the closing and will be based on actual Steelcase performance as determined by the Steelcase Board.

7.	I own Steelcase stock. What should I do with it? What will happen to it at closing?

•	We will continue as an independent company until the transaction closes.

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Once the transaction closes, under the terms of the agreement, Steelcase shareholders will receive $7.20 in cash and 0.2192 shares of HNI common stock for each share of Steelcase common stock they own.

•	For questions about your individual investments or portfolio, you should contact your broker or financial advisor.

8.	I hold long-term equity or cash awards. What will happen to those at closing?

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Any restricted stock units that you hold will convert to HNI awards (subject to the same vesting schedule) of an equivalent value, in the same mix of cash and stock that Steelcase common shareholders will receive.

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Any performance conditions that apply to your cash-based awards will be based on actual Steelcase performance as determined by the Steelcase Board, and your cash-based awards will vest based upon the same schedule and same terms.

•	We will provide more information about your awards in the future.

9.	What about my Sales Incentive Plan?

•	The transaction is expected to be completed by the end of calendar year 2025, subject to certain customary closing conditions.

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Until then, we remain independent companies and we will continue to operate as usual. That means there will be no changes to the SIP before closing, outside of changes in the ordinary course of business.

•	A joint team of Steelcase and HNI leaders will work together to determine the best solutions and communicate any changes in advance.

10.	How do HNI’s values and culture compare to Steelcase’s? How will we fit together?

•	This transaction brings together two organizations with similar values, united by a shared vision and a strong history of innovation.

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Like Steelcase, HNI is an organization built on honesty and integrity, with a culture centered around treating their stakeholders with dignity and respect, protecting the planet and honoring their commitments. They also recognize that our team is our greatest strength and are committed to investing in employees and supporting their career growth in this new and dynamic organization.

•	As we combine our businesses, we expect to build on these shared values and create a culture that empowers our teammates as we shape the future of the workplace together.

11.	What will happen to the Steelcase brand and brand strategy?

•	Steelcase is the leading brand in the industry and will continue to be a go-to-market brand. Following close, we will continue to operate as Steelcase, with our winning brand and business strategy.

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The Steelcase brand has a tremendous reputation with the customers who love our innovative products. Following the transaction, we expect to unlock new opportunities for you to continue to advance the Steelcase brand with our combined resources and innovation engine.

12.	Will Steelcase maintain its global operations?

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There will be no changes to operations and how we work as a result of this announcement or for the foreseeable future. HNI recognizes that Steelcase serves global customers, and that we maintain the capabilities to support those customers.

13.	How will our strategy change following the transaction? Will there be any changes to the newly-launched Compass?

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The Steelcase brand has a tremendous reputation with the customers who love our innovative products. We expect to unlock new opportunities for you to continue to advance the Steelcase brand with our combined resources and innovation engine.

•	Following close, we will continue to operate as Steelcase, with our winning brand and business strategy.

14.	Who will lead the combined company?

•	The combined company will be led by Jeff Lorenger, HNI’s Chairman, President, and Chief Executive Officer.

•	Sara Armbruster will remain in her current role with Steelcase until the closing to ensure a seamless transition process for Steelcase stakeholders.

•	Further integration discussions will be required to determine any additional changes to the senior executive team.

15.	Following the close of the transaction, how will Steelcase and HNI be integrated?

•	This announcement is just the first step in this process, and there are still many decisions to be made and details to be worked out.

•	Over the coming weeks, we will establish a joint integration planning team with members from both companies, tasked with preparing a detailed and thoughtful plan to bring our businesses together.

•	We are committed to communicating with you throughout the process.

16.	What will happen to Steelcase’s headquarters? Where will the combined company be headquartered?

•	Steelcase will maintain our headquarters in Grand Rapids, Michigan, with Muscatine, Iowa serving as HNI’s corporate headquarters.

17.	Will any offices or facilities be closed as a result of the transaction?

•	This announcement is just the first step in this process, and there are still many decisions to be made.

•	Over the coming weeks, we will establish a joint integration planning team that will be tasked with preparing a detailed and thoughtful plan to bring our businesses together.

•	Until the transaction closes it will be business as usual.

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We are always looking at our office and facility locations and will continue to execute those planned changes, but there will not be any real estate changes as a result of the transaction between now and close, which we expect to occur by the end of calendar year 2025 subject to certain customary closing conditions.

•	We are committed to communicating with you throughout the process.

18.	What does this mean for The Steelcase Foundation?

•	The transaction is expected to be completed by the end of calendar year 2025, subject to certain customary closing conditions.

•	Until then, HNI and Steelcase will continue to operate as independent companies. This also applies to the Steelcase Foundation.

•	Our goal is to make this process as seamless as possible for our team and all of our stakeholders, and we remain committed to our employees and the communities in which we operate.

19.	When will this transaction be completed? What can I expect between now and closing?

•	The transaction is expected to close by the end of calendar year 2025, subject to certain customary closing conditions.

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Over the coming weeks, we will establish a joint integration planning team with members from both companies, tasked with preparing a detailed and thoughtful plan to bring our businesses together. We are committed to communicating with you throughout the process.

•	Importantly, until the transaction is completed, Steelcase and HNI will continue to operate as independent companies.

•	That means we must manage Steelcase in a business-as-usual way.

•	It is as important as ever that we continue to execute our priorities and advance our strategic initiatives to deliver the exceptional products and service that our customers and dealers expect.

20.	What should I tell customers / dealers / vendors / partners / other stakeholders who ask about this transaction?

•	We have teams reaching out to our key external stakeholders to discuss this transaction and what it means for them.

•	That said, if you receive questions, please assure our stakeholders that it remains business as usual at Steelcase. They should not expect any changes to how we work with them between now and close.

•	There is a team focused on closing this transaction, and the rest of us will remain as focused as ever on delivering for our stakeholders.

21.	When are we going to start working with employees from HNI? Can I reach out to them? What should I do if I am contacted by an HNI customer, dealer or other HNI stakeholder?

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Steelcase and HNI remain independent companies until the transaction closes. This means that we should not be engaging with HNI employees, customers, dealers or other stakeholders outside of our normal course of business until the transaction closes.

•	If an HNI customer or other stakeholder reaches out to you, please let them know that they should continue to engage with HNI as normal.

•	Importantly, you should not speculate or discuss business arrangements that may occur once the transaction is complete.

22.	What should I say if I’m contacted by the media, an analyst or an investor about the transaction?

•	In line with our usual policy, please direct any external inquiries you receive to communications@steelcase.com.

23.	Can I post on social media about this transaction?

•	You can share only Steelcase’s social posts from our official channels.

•	In line with our corporate policies, it is important that you do not share any commentary, speculation or opinions about the pending transaction on public platforms.

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Likewise, please do not engage with third parties related to this transaction, including inquiries from media or analysts. This includes, but is not limited to, liking messages, responding to other users or posts, or reposting news stories or other content related to this transaction.

•	Check back on SPARK for additional social media guidelines.

24.	Who can I contact if I have more questions?

•	You can reach out to your manager or HR business partner with any further questions.

•	Please feel free to submit any questions that your manager cannot address through the Integration Feedback Form on SPARK.

•	While there are many questions we can’t answer today, we want to hear from you and will continue to answer questions as our joint planning work advances over the fall.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results.

All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication).

Participants in the Solicitation

HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March  11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10 K for the fiscal year ended December 28, 2024, filed with the SEC on February  25, 2025; in HNI’s Current Report on Form 8 K filed with the SEC on June  20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase and their ownership of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May  28, 2025; under the heading “Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10 K for the fiscal year ended February 28, 2025, filed with the SEC on April  18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”